Press release

Arcelor Mittal:
Strong Pro Forma Performance for Q206 and H106

2nd August 2006: Arcelor and Mittal Steel today announce key pro forma financials* for Arcelor Mittal** the world’s largest and most global steel company, for the three and six months ended June 30 2006:

Highlights (in IFRS GAAP and in Euro)

-	Q2 operating profit increases 11%
-	Q2 EPS up by 8%
-	EUR 2.1 billion of cash-flow generation from operations in Q2
-	92% of Arcelor shares tendered in Mittal Steel’s offer
-	Successful offer resulting in market capitalisation of EUR 37bn of the combined entity
-	665.6 million Mittal shares and EUR 7.8bn in cash paid to holders of tendered Arcelor shares and convertible bonds on August 1, 2006

Key Financials

	EURmn (IFRS GAAP)			US$mn (IFRS GAAP)
(unaudited)	H106	Q106	Q206	H106	Q106	Q206
Revenue	35,191	17,340	17,851	43,281	20,852	22,429
EBITDA*** (as % of revenue)	5,525 15.7%	2,658 15.3%	2,867 16.1%	6,798 15.7%	3,196 15.3%	3,602 16.1%
EBIT	4,137	1,962	2,175	5,091	2,359	2,732
Profit before tax	3,351	1,502	1,849	4,121	1,799	2,322
Net Income	2,535	1,225	1,310	3,112	1,468	1,644
EPS	€1.85	€0.89	€0.96	$2.27	$1.07	$1.20

*Pro forma Arcelor Mittal equals Mittal Steel and pro forma Arcelor, excluding purchase accounting. The pro forma net income figure is based on the 92% acceptance level following the completion of the first tender offer.
**As previously announced, following completion of the post-offer merger of Mittal Steel with Arcelor, the combined Group will be re-named Arcelor Mittal.
***EBITDA = Operating Income (EBIT) + depreciation

Liquidity/Capital Resources

The pro forma liquidity position remains strong. As of June 30 2006, the Companies’ pro forma cash and cash equivalents including restricted cash were EUR5.9 billion. The pro forma net debt is EUR18.2 billion, representing a gearing of 54% (including minority interest) and a net debt/EBITDA ratio of 1.6X. The net debt (long term debt plus short term debt minus cash and cash equivalents plus restricted cash plus short term investments) figure includes the EUR7.8 billion cash portion of Mittal Steel’s offer for Arcelor, financed by credit facilities entered into in January and May of this year.

Outlook

Market conditions are expected to remain favourable in the third quarter, with EBITDA expected to improve to approximately EUR3.1 billion to EUR 3.3 billion for the combined company. The company is forecasting 2006 full year EBITDA of between EUR12 and 12.5 billion on a pro forma basis.

Commenting, Lakshmi N. Mittal, Chairman and CEO of Mittal Steel said
“Both Mittal Steel and Arcelor have today reported strong financial performance in the second quarter. The pro forma numbers reflect the scale and scope of the new company. Arcelor Mittal will have a more balanced business and financial model on account of improved product and geographic diversity. This creates a platform for more sustained and consistent performance going forward. We are very excited about the prospects for the combination, against the backdrop of a robust market environment.”

Joseph Kinsch, Chairman of Arcelor said:
“The combination of Arcelor and Mittal Steel, the top two steel companies in the world, represents a step change in the consolidation of the steel sector and will create a steel leader with unrivalled financial strength and strategic flexibility to pursue growth and value creation opportunities. The combined performance of the two companies is a clear indication of the huge potential that we will be able to unlock through our merger.”

Status of the Offer

92% of Arcelor shares were tendered to the Mittal Steel offer at the end of the initial tender on 13 July 2006. 665.6 million new Mittal Steel shares and EUR 7.8 billion in cash was paid to holders of the tendered Arcelor shares and convertible bonds on August 1, 2006.

The Arcelor shareholders who hav not yet tendered their shares can do so until August 17, 2006, subject to the same terms and conditions as the initial offering period ended on July 13 2006. The offer will be subject to the same adjustment mechanisms:

-	In the primary mixed cash and exchange offer relating to Arcelor shares, EUR150.60 and 13 new Mittal steel shares for every 12 Arcelor shares;

-	In the secondary cash offer relating to Arcelor shares, EUR40.40 per Arcelor share;
-	In the secondary exchange offer relating to Arcelor shares, 11 new Mittal Steel shares for every 7 Arcelor shares; and
-	In the mixed cash and exchange offer relating to Arcelor convertible bonds (OCEANEs 2017), EUR188.42 and 13 new Mittal steel shares for every 12 Arcelor convertible bonds.

About Arcelor Mittal

Arcelor Mittal is the world’s leading steel company, by both revenue and production. The company operates 61 plants across 27 countries, employing some 320,000 employees.

Conference Calls

Arcelor and Mittal Steel will host a joint conference call for media today at 1pm London time/2pm European/8am New York time. The dial in number is +44 20 7070 5579

A conference call will be held at 2pm London time/3pm European time/9am New York time for analysts and investors. Dial-in numbers as follows:
From within the US	+1 866 4327 186
From within the UK	+44 20 7070 5579

The webcast presentations can also be viewed on www.mittalsteel.com and www.arcelor.com

Enquiries:

For Mittal Steel

Investor Relations

Julien Onillon	Mittal Steel Company +44 20 7543 1136
Tomas McCue	Mittal Steel Company +1 312 899 3927
Do-Hyun AN	Mittal Steel Company +44(0)20 7543 1150

Media Relations

Enquiries:

Nicola Davidson Mittal Steel Company +44 207 543 1162

UK media:

Philip Gawith	Maitland Consultancy +44 20 7379 5151
Lydia Pretzlik	Maitland Consultancy +44 20 7379 5151

US media:

Winnie Lerner Abernathy McGregor  +1 212 371 5999

French media:

Anne Meaux	Image Sept	+33 6 89 87 61 76

For Arcelor

Investor relations

E-mail: investor.relations@arcelor.com Martine Hue: 352 4792 2151

00 800 4792 4792 (toll-free, from the EU and Switzerland)

France:
33 1 71 92 0090

Arcelor Brasil:
Christiano Woelffel Furtado 55 31 3219 1245

Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360
Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

Spain:
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

France:
Sandra Luneau 33 1 71 92 00 58

Arcelor Brasil:
Eimar Magalhães 55 31 3219 1257

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006, and July 5, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, dated June 7, 2006, an Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, a prospectus supplement dated July 7, 2006, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Exchange Offer Prospectus, the prospectus supplement thereto, and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus, the prospectus supplement thereto and related documents are available on the SEC’s website at www.sec.gov.